Bear Stearns Active ETF Trust

Filing Statement
Concerning Joint Fidelity Bond

1.	Rule 17g-1(g)(1)(ii)(c) — Statement showing the amount of the single insured bond which Bear Stearns Active ETF Trust would have provided and maintained had it not been named as an insured under a joint insured bond:

        Had Bear Stearns Active ETF Trust not been named as insured under a joint insured bond, pursuant to Rule 17g-1(1)(b)(3) of the Investment Company Act of 1940, Bear Stearns Active ETF Trust would have provided and maintained a single insured bond in the amount of $1,250,000.

2.	Rule 17g-1(g)(1)(ii)(d) — Statement as to the period for which premiums have been paid:

        The premium is paid for the period February 27, 2008 to February 27, 2009.